

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2025

David Jenkins
Chief Executive Officer
Catheter Precision, Inc.
1670 Highway 160 West, Suite 205
Fort Mill, SC 29708

      Re: Catheter Precision, Inc.
          Registration Statement on Form S-3
          Filed January 10, 2025
          File No. 333-284217

Dear David Jenkins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: B. Joseph Alley Jr., Esq.